

September 9, 2011

<u>Via Facsimile</u>
Mr. Gabriel Saba D'jamus
Chief Executive Officer
Grupo Casa Saba, S.A.B. de C.V.
Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec
Mexico, D.F. 11000
Mexico

> **Re: Grupo Casa Saba, S.A.B. de C.V.**
> **Form 20-F/A for Fiscal Year Ended**
> **December 31, 2010**
> **Filed July 5, 2011**
> **File No. 001-12632**

Dear Mr. D'jamus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F/A for the Fiscal Year Ended December 31, 2010</u>

<u>Item 18. Financial Statements</u>

1. We note you amended your Form 20-F by filing an abbreviated amendment. This amendment solely included the audit report of Farmacias Ahumada S.A. Please note that amendments to Exchange Act filings must include the <u>complete text</u> of each item that is amended per Exchange Act Rule 12b-15. Please amend your Form 20-F to comply or tell us why you believe this amendment complies with the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant